AB 4F 3-13-02

02019604

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 08 2002 354 WASH. D.C. PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weil Realty Group Inc /NEW/

Weil/Chazen Realty Advisors, Inc. (former name)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center, 41st Floor
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Douglas Weil (617) 210-6821
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Katz, Nannis & Solomon, P.C.
(Name — *if individual, state last, first, middle name*)

250 First Avenue, Suite 101	Needham	MA	02494-2805
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Douglas Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weil/Chazen Realty Advisors, Inc., as of February 28, 2002, 19XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

S. Douglas Weil

Signature

President

Title

Jaime Anne Morrison

Notary Public

my commission expires 4-24-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEIL/CHAZEN REALTY ADVISORS, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2001 and 2000

WEIL/CHAZEN REALTY ADVISORS, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2001 and 2000

CONTENTS

FIRST NEEDHAM PLACE
250 FIRST AVENUE - SUITE 101
NEEDHAM · MA 02494-2805
WEB WWW.LKNSCPA.COM
E MAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS+ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Weil/Chazen Realty Advisors, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheets of Weil/Chazen Realty Advisors, Inc. (a Massachusetts corporation) as of December 31, 2001 and 2000 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weil/Chazen Realty Advisors, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Levine, Katz, Nannis + Solomon, PC

February 15, 2002

WEIL/CHAZEN REALTY ADVISORS, INC.
BALANCE SHEETS
December 31,

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,303	$ 33,602
Accounts receivable	178,995	71,914
TOTAL CURRENT ASSETS	187,298	105,516
EQUIPMENT		
Computers	-	10,961
Accumulated depreciation	-	(8,130)
NET EQUIPMENT	-	2,831
TOTAL ASSETS	$ 187,298	$ 108,347
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 15,840
Accrued expenses	3,000	5,000
TOTAL CURRENT LIABILITIES	3,000	20,840
COMMITMENTS	-	-
STOCKHOLDERS' EQUITY		
Capital stock	400	400
Additional paid-in capital	9,600	9,600
Retained earnings	174,298	77,507
TOTAL STOCKHOLDERS' EQUITY	184,298	87,507
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 187,298	$ 108,347

The accompanying notes are an integral part of these financial statements.

WEIL/CHAZEN REALTY ADVISORS, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years Ended December 31,

	2001	2000
COMMISSIONS AND FEES	$ 1,039,555	$ 1,571,301
OPERATING EXPENSES		
Salaries, officers	-	284,697
Salaries, others	-	38,508
Advertising	-	424
Contributions	750	445
Depreciation	2,192	2,192
Dues and subscriptions	955	5,748
Pension contribution	-	60,000
Insurance	457	1,066
Meals and entertainment	-	6,498
Outside services	6,282	16,467
Postage and delivery	-	1,940
Printing and office supplies	15,553	56,788
Professional fees	5,795	12,446
Referral fees	-	22,006
Rent	-	13,000
Telephone	-	7,118
Taxes, payroll and other	541	22,306
Travel and seminars	-	48,062
TOTAL OPERATING EXPENSES	32,525	599,711
OPERATING INCOME	1,007,030	971,590
OTHER INCOME (EXPENSE)		
Interest income	7,600	7,266
Loss on disposal of computer equipment	(639)	-
TOTAL OTHER INCOME (EXPENSE)	6,961	7,266
NET INCOME	1,013,991	978,856
Retained earnings, beginning of year	77,507	83,651
Distributions to stockholders	(917,200)	(985,000)
RETAINED EARNINGS, END OF YEAR	$ 174,298	$ 77,507

The accompanying notes are an integral part of these financial statements.

WEIL/CHAZEN REALTY ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2001	2000
OPERATING ACTIVITIES:		
Net income	$ 1,013,991	$ 978,856
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	2,192	2,192
Loss on disposal of computer equipment	639	
Increase (decrease) in cash from:		
Accounts receivable	(107,081)	7,998
Accounts payable	(15,840)	15,840
Accrued expenses	(2,000)	-
Total adjustments	(122,090)	26,030
NET CASH FROM OPERATING ACTIVITIES	891,901	1,004,886
FINANCING ACTIVITIES:		
Distributions to stockholders	(917,200)	(985,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(25,299)	19,886
Cash and cash equivalents, beginning of year	33,602	13,716
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 8,303	$ 33,602

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

For the years ended December 31, 2001 and 2000, there was no cash disbursed for interest.

During the year ended December 31, 2001, the Company disposed of computer equipment with a book value of $639.

The accompanying notes are an integral part of these financial statements.

WEIL/CHAZEN REALTY ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

A. DESCRIPTION OF BUSINESS

The Company, located in Boston, Massachusetts, provides private corporate capital for real estate companies throughout the United States by arranging operating company investments, strategic alliances, and re-capitalization services.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents.

3. Computer equipment and depreciation - Computer equipment is stated at cost. Depreciation is provided over the estimated useful lives of the assets by straight line and accelerated methods for financial reporting purposes. The estimated useful life used for computing depreciation is five years.

4. Income taxes - The Company has elected to be taxed as an S Corporation in accordance with the Internal Revenue Code, whereby the Company's income is ratably allocated to all shareholders, who are then responsible for the federal and state income taxes, where applicable, at their respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

5. Advertising - The Company expenses the production costs of advertising as they are incurred.

C. CONCENTRATIONS

From time to time, the Company's cash balances in one financial institution exceed the amount insured by the federal government.

Due to the nature and size of the Company's operations, the number of clients the Company can work with at any given time is limited. During the years ended December 31, 2001 and 2000, three separate clients each accounted for more than 10% of the Company's gross revenues.

D. EMPLOYEE PENSION CONTRIBUTIONS

The Company maintained a retirement plan covering all full time employees who met certain age and length of service requirements. Due to its discontinuance, the Company transferred all of the assets of the plan to the succeeding company and did not make any contributions during the year ended December 31, 2001. The Company's contribution to the plan for year ended December 31, 2000 was $60,000, which was based upon 25% of eligible compensation.

E. CAPITAL STRUCTURE

The Company has 400 shares of $1 par value common stock authorized, issued and outstanding. Common shares are voting and distributions are paid at the discretion of the Board of Directors. The Company has first right of refusal on the transfer of all shares of common stock.

F. COMMITMENTS

The Company leases its facilities under a tenant-at-will agreement. Rent expense for the years ended December 31, 2001 and 2000 was $0 and $13,000 respectively.

G. BUSINESS DISCONTINUANCE

The Company's principals have agreed to cease actively pursuing new business. The Company will remain in existence for the remainder of its contractual obligations. Liquidation of the Company occurred January 1, 2002.

H. SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2001, the Company sold its ending accounts receivable balance of $ 178,995 to a related party due to the discontinuance of the Company.

FIRST NEEDHAM PLACE
250 FIRST AVENUE - SUITE 101
NEEDHAM · MA 02494-2805
WEB WWW.LKNSCPA.COM
E MAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS+ADVISORS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Weil/Chazen Realty Advisors, Inc.
Boston, Massachusetts

Our report on our audits of the basic financial statements of Weil/Chazen Realty Advisors, Inc. for 2001 and 2000 appear on page 1. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of minimum net capital requirement pursuant to Section 240.15c3-1 of the Securities and Exchange Commission's Rules Regulation T are not a required part of the basic financial statements and are presented in accordance with those requirements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. There are no material differences pursuant to the attached computations of minimum net capital, and Weil/Chazen Realty Advisors' corresponding Part IIA, except for our inclusion of accrued liabilities of $3,000, which was an adjustment made as part of our audit.

Levine, Katz, Nannis + Solomon, PC

February 15, 2002

WEIL/CHAZEN REALTY ADVISORS, INC.
COMPUTATIONS OF MINIMUM NET CAPITAL REQUIREMENT
December 31,

	2001	2000
TOTAL CURRENT ASSETS	$ 187,298	$ 105,516
LESS: INELIGIBLE RECEIVABLES	178,995	-
NET ELIGIBLE ASSETS	8,303	105,516
TOTAL LIABILITIES	3,000	20,840
NET CAPITAL	5,303	84,676
MINIMUM NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS NET CAPITAL	$ 303	$ 79,676

The accompanying notes are an integral part of these computations.